EXHIBIT 99.9

CONSENT OF CRAIG SCHERBA

July 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	NextSource Materials Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended June 30, 2022 (the “Form 40-F)

I, Craig Scherba, hereby consent to the inclusion in this Annual Report on Form 40-F of NextSource Materials Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the scientific and technical information related to the Molo Graphite Project. This consent extends to any amendments to the Form 40-F. There have been no changes to the Annual Information Form of the Company for the fiscal year ended June 30, 2022, which was originally filed on September 28, 2022 and is incorporated into this Annual Report.

/s/ Craig Scherba
Craig Scherba, P. Geo
President and Chief Executive Officer
NextSource Materials Inc.